THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

September 1, 2021

Edwin Kim, Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corp. Finance, Office of Technology

Washington, DC 20549

Re:	Findit, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 31, 2021
File No. 333-254128

Dear Sirs:

We have received your comment letter dated September 1, 2021. Below are our responses to your comments, and we have amended our Registration Statement on Form S-1 accordingly.

Amendment No. 5 to Form S-1 filed August 31, 2021

Financial Statements

Quarter ended June 30, 2021 page F-2

1. Please revise your interim financial statements to refer to Chill N Out Cryotherapy as ClassWorx, Inc. consistent with your disclosures elsewhere in the filing.

Answer: The interim financial statements have been revised as requested.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above, including via email at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.